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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                          ALLEGHENY LUDLUM CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   016900102
           --------------------------------------------------------
                                 (CUSIP Number)
                                 Judith Nelson
                                 Teledyne, Inc.
                 2049 Century Park East, Los Angeles, CA  90067
                                 (310) 277-3311
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 1, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               SCHEDULE 13D
CUSIP No. 016900102                                          Page 2 of 2 Pages
          ---------                                              ---  ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
         Teledyne, Inc.
         95-2282626
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
         00 (See Item 3)
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
Beneficially Owned
by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    22,252,797
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    22,252,797
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         22,252,797
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         33.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $0.10 per share ("ALC Common Stock"), of Allegheny Ludlum Corporation, a Pennsylvania corporation ("ALC"). The principal executive offices of the ALC are located at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c), (f).     This Statement is being filed on behalf of Teledyne, Inc., a
Delaware corporation ("TI"). TI's principal business is technology-based manufacturing. TI serves worldwide customers with commercial and government-related aviation and electronic products; specialty metals for consumer, industrial and aerospace applications; and industrial and consumer products. TI's principal business and executive principal offices are located at 2049 Century Park East, Los Angeles, California 90067-3101.

     The following information is provided with respect to all executive officers and directors of TI (the "Associated Persons"), all of whom are U.S. citizens and the business address of each of whom is in care of TI except where otherwise noted:

     Frank V. Cahouet, a director of TI, is Chairman and Chief Executive Officer of Mellon Bank Corporation, a bank holding corporation, and Mellon Bank, N.A., a banking corporation. Mr. Cahouet's business address is One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

     Diane C. Creel, a director of TI, is Chief Executive Officer of Earth Tech, an environmental consulting firm. Ms. Creel's business address is 100 West Broadway, Suite 500, Long Beach, California 90802.

     Donald B. Rice is a director, President and Chief Operating Officer of TI.

     George A. Roberts, a director of TI, is a private investor.

     William P. Rutledge is a director, Chief Executive Officer and Chairman of the Board of Directors of TI.

     Fayez Sarofim, a director of TI, is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment adviser. Mr. Sarofim's business address is Two Houston Center, Suite 2907, Houston, Texas 77010.


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     Henry E. Singleton, a director of TI, is a rancher and investor.  Dr.
Singleton's business address is 335 North Maple Drive, Beverly Hills, California 90210.

     Hudson B. Drake is a Senior Vice President of TI.

     Douglas J. Grant is Chief Financial Officer and Treasurer of TI.

     Judith R. Nelson is Secretary and General Counsel of TI.

     Gary L. Riley is Vice President of TI.

(d) During the last five years, neither TI nor any of the Associated Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither TI nor, to the knowledge of TI, any of the Associated Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to each Shareholder Agreement (as defined in Item 4), the consideration given by TI in connection with the execution and performance thereof was its agreement to enter into the Combination Agreement (as defined in Item 4) and incur the obligations set forth therein.

ITEM 4.  PURPOSE OF TRANSACTION.

     THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE COMBINATION AND THE SHAREHOLDER AGREEMENTS (AS EACH SUCH TERM IS DEFINED BELOW) IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH AGREEMENTS, COPIES OF WHICH ARE INCLUDED HEREIN AS
EXHIBIT 1 AND EXHIBIT 2, RESPECTIVELY, AND INCORPORATED HEREIN BY REFERENCE.

     On April 1, 1996, TI entered into Shareholder Agreements (individually, a "Shareholder Agreement" and collectively the "Shareholder Agreements") with each of Richard P. Simmons, Robert P. Bozzone, Charles J. Queenan, Jr. and Arthur H. Aronson (individually a "Shareholder" and collectively the "Shareholders") with respect to an aggregate of 22,252,797 shares (the "Shares") of Common Stock of ALC, which the Shareholders have individually, as to their Shares, represented and warranted to TI in their respective Shareholder Agreements that they own or have the sole right to vote. The Shareholder Agreements relate to the following number of Shares: in the case of Mr. Simmons, 16,262,785 Shares; in the case of Mr. Bozzone, 5,267,035 Shares; in the case of Mr. Queenan, 685,324 Shares; and in the case of Mr. Aronson, 37,653 Shares. The Shareholder Agreements were entered into in connection with the Agreement and Plan of Merger and Combination dated as of April 1, 1996 (the "Combination Agreement") among XYZ/Power, Inc., a Delaware corporation the name of which has since been changed to Allegheny Teledyne Incorporated ("ATI"), ALC and TI.


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     The Combination Agreement contemplates, among other things, (i) the merger of a to-be-formed subsidiary of ATI with and into TI (the "TI Merger"), and (ii) the simultaneous merger of another to-be-formed subsidiary of ATI with and into ALC (the "ALC Merger" and, together with the TI Merger, the "Combination"). Upon consummation of the ALC Merger, each share of ALC Common Stock (other than certain shares described in the Combination Agreement) will be converted into one share of the Common Stock of ATI (although cash will be paid in lieu of the issuance of fractional shares). ALC will be the surviving corporation in the ALC Merger and will become a wholly-owned subsidiary of ATI. At or prior to the effective time of the Combination (the "Effective Time"), the Certificate of Incorporation and Bylaws of ATI will be amended and restated in their entirety to read as set forth in Annexes A and B to the Combination Agreement, respectively. Reference is hereby made to the complete text of the provisions of such proposed Certificate of Incorporation and Bylaws as set forth in Annexes A and B, respectively, to Exhibit 1 to this Schedule 13D. Following the Effective Time, ALC Common Stock will be delisted from the New York Stock Exchange and will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Consummation of the Combination is conditioned upon the approval of the shareholders of ALC, as well as other conditions set forth in the Combination Agreement.

     In the Shareholder Agreements, each Shareholder has individually agreed, with respect to his Shares, that, until the earlier of the Effective Time or the date on which the Combination Agreement is terminated (the earlier thereof, the "Expiration Date"), such Shareholder will vote all his Shares at any meeting of ALC's shareholders (whether annual or special and whether or not an adjourned meeting), or, if applicable, take action by written consent
(i) for adoption and approval of the Combination Agreement and in favor of the ALC Merger and otherwise in favor of the Combination and any other transaction contemplated by the Combination Agreement as the same may be modified from time to time and (ii) against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Combination, including, without limitation, any Acquisition Proposal (as defined in the Combination Agreement and used herein with the same meaning) other than the Combination. Pursuant to the Shareholder Agreements, each Shareholder has also individually agreed that, in furtherance of the transactions contemplated by the Shareholder Agreements and by the Combination Agreement, and in order to secure the performance by such Shareholder of his duties under his Shareholder Agreement, at TI's request such Shareholder will promptly execute an irrevocable proxy to vote, or, if applicable, to give consent with respect to, all of his Shares in respect of any of the matters described above in this paragraph.

     Pursuant to the Shareholder Agreements, each Shareholder has also individually agreed that: (i) he will not sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of his Shares or any interest therein (provided that the foregoing shall not prevent him from transferring his Shares to an entity for estate planning purposes, provided that he retains sole voting rights over his


                                       5

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Shares or the estate planning entity executes a joinder agreeing to be bound by the terms of his Shareholder Agreement); (ii) other than as expressly contemplated by his Shareholder Agreement, he will not grant any powers of attorney or proxies or consents in respect of any of his Shares, deposit any of his Shares into a voting trust, enter into a voting agreement with respect to any of his Shares or otherwise restrict the ability of the holder of any of his Shares freely to exercise all voting rights with respect thereto;
(iii) he will not, in his capacity as a shareholder of ALC, and he will direct and use his best efforts to cause his agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, will immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted theretofore with respect to any of the foregoing and will take the necessary steps to inform his agents and representatives of the obligations described in this subclause (iii), and will notify TI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, him; and (iv) he will not take any action whatsoever that, based on advice from TI's or ALC's independent auditors would or could prevent the Combination from qualifying for "pooling of interests" accounting treatment.

     The Shareholder Agreements, and any proxies given pursuant to the terms thereof such Shareholder Agreements, will terminate automatically on the Expiration Date.

     TI and ALC have jointly announced their anticipation that, following the consummation of the Combination, dividends on the ATI Common Stock will initially be paid at the annual rate of $.64 per share.

     The Combination Agreement provides that, upon consummation of the Combination, the Board of Directors of ATI will consist of Richard P. Simmons as Chairman of the Board an Chairman of the Executive Committee, Arthur H. Aronson, Robert P. Bozzone, Paul S. Brentlinger, Charles J. Queenan, Jr., Donald B. Rice, George A. Roberts, William P. Rutledge, Henry E. Singleton, and six additional directors, three of whom will be named by ALC and three by TI. Messrs.
Simmons, Aronson, Bozzone, Brentlinger and Queenan are currently members of the Board of Directors of ALC and, if any of them is unable or unwilling to act, ALC will have the right to name a substitute. Drs. Rice, Roberts and Singleton and Mr. Rutledge are currently members of the Board of Directors of TI and, if any of them is unable to act, TI will have the right to name a substitute.

     Upon consummation of the Combination, William P. Rutledge, who is currently Chairman of the Board and Chief Executive Officer of TI, will be President and Chief Executive Officer of ATI. Arthur H. Aronson, ALC's President and Chief Executive Officer, and Donald B. Rice, Teledyne's President and Chief Operating officer, will become Executive Vice Presidents of ATI. In addition, Mr. Aronson will remain President and Chief Executive Officer of ATI's ALC subsidiary, and Dr. Rice will remain President and will become Chief Executive Officer of ATI's
TI subsidiary. James L. Murdy, currently Senior Vice President-Finance and Chief Financial Officer of ALC, and Jon D. Walton, currently Vice President-General Counsel and Secretary of ALC, will hold the same positions, respectively, with ATI.

     Except as set forth above and except as further provided in the Shareholder Agreements and the Combination Agreement, neither TI nor any of the Affiliated Persons has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities, or the disposition of securities, of ALC;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ALC or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of ALC or any of its subsidiaries;

     (d) any change in the present board of directors or management of ALC, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of ALC;

     (f)  any other material change in ALC's business or corporate structure;

     (g) changes in ALC's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of ALC by any person;

     (h) causing a class of securities of ALC to be delisted from and national securities exchange or to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System;

     (i) a class of equity securities of ALC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As a result of execution of the Shareholder Agreements, TI may be deemed to have beneficial ownership of 22,252,797 shares of ALC Common Stock, representing approximately 33.7% of the issued and outstanding shares of Common Stock of ALC (as set forth in the Combination Agreement). To TI's knowledge, none of the Associated Persons in their individual capacities beneficially owns any shares of ALC Common Stock.


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     (b)  As a result of execution of the Shareholder Agreements, TI may be deemed to have shared voting and dispositive powers with respect to the Shares. To TI's knowledge, none of the Associated Persons in their individual capacities has voting or dispositive powers with respect to any shares of ALC Common Stock.

     (c) Neither TI nor, to TI's knowledge, any of the Associated Persons has effected any transactions relating to the ALC Common Stock within the past sixty days.

     (d) Except as has been reported in filings made by any of the Shareholders under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, no person other than the Shareholders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except for the Shareholder Agreements, the Combination Agreement, and certain Stockholder Agreements that have been entered into by certain of the Associated Persons with respect to the voting and disposition of the shares of the Common Stock of TI, as reported in TI's current report on Form 8-K dated April 3, 1996, neither TI nor any of the Associated Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of ALC, including, but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1. Agreement and Plan of Merger and Combination, dated as of April 1, 1996, by and among XYZ/Power, Inc. (now called Allegheny Teledyne Incorporated), Allegheny Ludlum Corporation and Teledyne, Inc.

EXHIBIT 2. Form of Shareholder Agreement, dated as of April 1, 1996, by and between Teledyne, Inc. and each of Richard P. Simmons, Robert B. Bozzone, Charles J. Queenan, Jr. and Arthur H. Aronson (including Annex A: Form of Irrevocable Proxy).


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



SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   TELEDYNE, INC., a
                                   Delaware corporation

     April 9, 1996                 By: /s/ Judith R. Nelson
- -------------------------              ---------------------------
Date                                   Name: Judith R. Nelson
                                       Title: Secretary


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                                  EXHIBIT INDEX


EXHIBIT        DESCRIPTION                                       PAGE


EXHIBIT 1. Agreement and Plan of Merger and Combination, dated as of April 1, 1996, by and among XYZ/Power, Inc. (now called Allegheny Teledyne Incorporated), Allegheny Ludlum Corporation and Teledyne, Inc.

EXHIBIT 2. Form of Shareholder Agreement, dated as of April 1, 1996, by and between Teledyne, Inc. and each of Richard P. Simmons, Robert B. Bozzone, Charles J. Queenan, Jr. and Arthur H. Aronson (including Annex A: Form of Irrevocable Proxy).


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